Exhibit 17.1
Allen R. Hartman
1450 Sam Houston Toll Road N, Suite 100
Houston, TX 77043

October 27, 2006

Board of Trustees
Hartman Commercial Properties REIT
1450 W. Sam Houston Toll Road N, Suite 110
Houston, TX 77043

Attention: Mr. James C. Mastandrea, Chairman

Re:	Hartman Commercial Properties REIT

Gentlemen:

I hereby resign as member of the Board of Trustees of Hartman Commercial Properties REIT. My resignation is effective immediately.

For the most part, it has been a pleasure to serve on the Board of Trustees. I believe that, working with the original members of the board of the Maryland REIT, and of the Texas REIT before that, we have managed to assemble an impressive portfolio of properties that will help continue to assure value to the shareholders.

However, I believe that the actions recently taken by the Board of Trustees, in determining not to renew the Advisory Agreement and in purporting to terminate the Amended and Restated Management Agreement, were not in the best interests of the REIT or its shareholders, and pose the risk of serious harm to the REIT. Moreover, I have for some time been unable to exercise any meaningful role as a board member, as the other members of the board have chosen to conduct much of the board’s business through special committees from which I have been excluded.

Very truly yours, /s/ Allen R. Hartman Allen R. Hartman

c:	Chris A. Minton Jack L. Mahaffey Chand Vyas